UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Applied Natural Gas Fuels, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

      03823T105
(CUSIP Number)

Sandell Asset Management Corp.
40 West 57th Street
26th Floor
New York, NY 10019
Attention :  Richard Gashler, General Counsel
212-603-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 03823T105
1	NAME OF REPORTING PERSON Castlerigg PNG Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,483,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,483,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,483,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,483,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,483,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,483,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,483,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,483,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,483,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,483,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,483,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,483,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,483,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,483,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,483,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,483,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,483,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,483,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 7 (“Amendment No. 7) is filed with respect to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of Applied Natural Gas Fuels, Inc. (f/k/a PNG Ventures, Inc.), a Nevada corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of January 31, 2011 and amends and supplements the Schedule 13D filed on July 10, 2008 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed on August 8, 2008 (the “Amendment No. 1”), as amended by the Schedule 13D/A filed on August 23, 2008 (the “Amendment No. 2”), as amended by the Schedule 13D/A filed on October 22, 2008 (the “Amendment No. 3”), as amended by the Schedule 13D/A filed on November 14, 2008 (the “Amendment No. 4”), as amended by the Schedule 13D/A filed on December 30, 2008 (the “Amendment No. 5”), as amended by the  Schedule 13D/A filed on April 2, 2010 (the “Amendment No. 6,” and together with the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing on this Amendment No. 7 (collectively, the “Reporting Persons”) are: Castlerigg PNG Investments LLC, a Delaware limited liability company (“Castlerigg LLC”); Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”); Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”); Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”); Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”); and Thomas E. Sandell (“Sandell”).

Item 4.                    Purpose of Transaction

Item 4 of the Schedule 13D is being supplemented by the following:

On March 24, 2010, the Issuer, Fourth Third, LLC (“Medley”) and Castlerigg LLC entered into a shareholders’ agreement (the “Shareholders’ Agreement”), pursuant to which each of Medley and Castlerigg LLC has the right to nominate one director for election to the Issuer’s Board of Directors (the “Board”) and each has agreed to vote its shares for the other’s nominee.  Effective as of January 21, 2011, Castlerigg LLC replaced Lee Iannarone, its prior nominee on the Board, with Shreyas Gupta, an employee of SAMC.

Item 5.  Interest in Securities of the Issuer

(a).  The Reporting Persons collectively beneficially own the 5,483,580 shares of Common Stock held by Castlerigg LLC, representing 26.5% of the shares of Common Stock outstanding.

(b).  None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.  Each of Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 5,483,580 shares of Common Stock held by Castlerigg LLC.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2011

CASTLERIGG PNG INVESTMENTS LLC

By: Castlerigg Master Investments Ltd.,
     its managing member and sole member

By: Sandell Asset Management Corp., as investment manager

                  By:         /s/ Thomas E. Sandell
        Thomas E. Sandell,
        Chief Executive Officer

CASTLERIGG MASTER INVESTMENTS LTD.
 By: Sandell Asset Management Corp., as investment manager

                  By:         /s/ Thomas E. Sandell
        Thomas E. Sandell,
        Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:  /s/ Thomas E. Sandell
   Thomas E. Sandell,
   Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp., as investment manager

                  By:         /s/ Thomas E. Sandell
        Thomas E. Sandell,
        Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp., as investment manager

                  By:         /s/ Thomas E. Sandell
        Thomas E. Sandell,
        Chief Executive Officer

/s/ Thomas E. Sandell
                Thomas E. Sandell